NEWS RELEASE

“Acquisition of Lone Mountain Copper Zinc Project”

March 1, 2005	TSX-V: ARS

Vancouver, B.C. - Augusta Resource Corporation (the “Company”) is pleased to announce it has entered into an agreement to acquire 100% working interest in the Lone Mountain project in New Mexico, USA (the “Property). The Property is approximately 5 miles from the town of Silver City New Mexico, 9 miles southwest of Phelps Dodge’s Chino mine and 5 miles northwest of Phelps Dodge’s Hurley smelter.

The Property was drilled in the late 1970’s by Kennecott and in mid eighties by Chevron and Granges.

Two separate significant zones of mineralization were identified, the historical inferred resource reported by Chevron in August of 1983 is stated at:

Lake Valley	(1% cut-off):	7,350,000 tons grading 2.2% Copper, 5% Zinc, and 1.2 oz Silver per ton

Lower Paleozoic	(1% cut-off):	17,500,000 tons grading 1.36% Copper per ton
	(0.5% cut-off):	94,000,000 tons grading 0.74% Copper per ton

The information from the Chevron report was subjected to a Pincock Allen and Holt report and further supported by Cypress Minerals Inc. in 1991. However, these are historical figures and the Company has not done the work necessary to verify the classification of the resource and is not treating the resource figures as a NI 43-101 defined resource verified by a Qualified Person and therefore the resource figures should not be relied upon by investors. The Company does have plans for verifying the accuracy of these figures by forthcoming planned programs.

Mineralization is still open to the northeast and northwest. In addition the area to the west and south of the known mineralization has yet to be explored and includes numerous Silver/Manganese occurrences at surface.

Lone Mountain is a buried high grade Copper/Zinc/Silver skarn hosted in Mississippian limestone (Lake Valley) and lower Paleozoic dolomite/limestone peripheral to a Tertiary quartz-monzonite porphyry stock. Mineralization is classified as replacement and skarn, both in prograde and retrograde styles and is both structurally and stratigraphically controlled.

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The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
For additional information, contact the Company
Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717, Facsimile: 604 687 1715, E-mail: info@augustaresource.com

News Release
March 1, 2005

The terms of the acquisition are as follows:

1.	$100,000 USD cash and 50,000 common shares on completion of a formal agreement (the “Agreement”);

2.	$900,000 USD cash and 275,000 common shares of the Company for lease payments over a 3 year period (prior to the Property being placed into commercial production);

3.	$400,000 US D and 100,000 common shares of the Company on the fourth and each subsequent anniversary of the Agreement prior to the property being placed into commercial production;

4.	The Company must complete exploration expenditures of $4,850,000 USD over a 3 year period with the first $500,000 USD to be expended in the first 9 months from signing of the Agreement;

5.	Upon commencement of commercial production of the Property, the Company will pay the Vendor the greater of $100,000 per year or royalty payments as follows:

	a.	2% Net Smelter Royalty (NSR) on a quarterly basis on all state or private mineral lands.

	b.	3% NSR on a quarterly basis on all federal (BLM) mineral lands.

6.

Augusta will have a one-time option within 90 days of receiving a bankable feasibility study on Lone Mountain to purchase the NSR down to 1% on all state or private mineral lands and 1.5% on all federal (BLM) minerals lands upon payment of $2,000,000 USD;

The Company is pleased to have acquired such a significant project with excellent grades and great exploration potential.

The technical information contained in this new release was reviewed by Mr. Dan MacInnis, P. Geo. Mr. MacInnis is a Qualified Person under National Policy 43-101.

The above is subject to regulatory approval. For further information please visit our website at www.augustaresource.com or contact the Company at tel: 604-687-1717.

ON BEHALF OF THE BOARD OF DIRECTORS

“Richard W. Warke”
Richard W. Warke
President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
For additional information, contact the Company
Suite 400 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
Telephone: 604 687 1717, Facsimile: 604 687 1715, E-mail: info@augustaresource.com